UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2017

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Annual and Extraordinary General Meeting of Shareholders

At the Annual and Extraordinary General Meeting of Shareholders of the Registrant held on December 21, 2017 (the “Meeting”), the Registrant’s shareholders approved the agenda items as originally proposed, which agenda items are described further in Exhibit 99.1 to the Registrant’s Report on Form 6-K submitted to the Securities and Exchange Commission on November 16, 2017. With respect to the grant of options to Mr. Robert Friedman (included in Item 4 to the agenda of the Meeting), the original invitation to the Meeting provided for a grant of options to purchase 30,000 ordinary shares, 0.01 NIS par value per share, to Mr. Friedman. However, this number did not take into account the five to one reverse split the Registrant effected to its share capital on September 18, 2017. This error was amended at the Meeting and the Registrant’s shareholders instead approved the post-split grant to Mr. Friedman of options to purchase 6,000 ordinary shares, 0.05 NIS par value per share, of the Registrant.

This Report of Foreign Private Issuer on Form 6-K of the Registrant is incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statements on Form S-8 (File No. 333-203114 and 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd.
(Registrant)

By	/s/ Fredric Price
Name: Fredric Price
Executive Chairman

Date: December 21, 2017